# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLACKROCK MUNIVEST FUND, INC., CIK 0000835948
CUSIP: 09253R881
Title of class of securities: Variable Rate Muni Term Preferred Shares
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Date of event which requires filing of this statement: 02/23/2026
Filed by CIK 0001344146
Persons authorized to receive notices and communications: Toronto-Dominion Investments,, 1 Vanderbilt Avenue, New York, New York (NY), 10017, (212) 827-7488

## Reporting persons
- TORONTO DOMINION INVESTMENTS LLC (CIK 0001344146): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC. (CIK 0000744464): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- TD GROUP US HOLDINGS LLC (CIK 0001710914): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- THE TORONTO-DOMINION BANK (CIK 0000947263): type of reporting person: bank (BK); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Variable Rate Muni Term Preferred Shares
Name of issuer: BLACKROCK MUNIVEST FUND, INC.
Address of issuer's principal executive offices: 100 Bellevue Parkway, Wilmington, Delaware (DE), 19809
Comment: This Amendment No. 1 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated February 19, 2026 and filed with the SEC on February [--], 2026 (the "Original Schedule 13D"). This Amendment is being filed as a result of the reorganization of the Issuer into BlackRock MuniYield Quality Fund III, Inc. ("MYI") on February 23, 2026 (the "Reorganization") pursuant to which Toronto Dominion Investments LLC ("TDI") exchanged its 1,536 Variable Rate Muni Term Preferred Shares ("VMTP Shares") of the Issuer (CUSIP No. 09253R881) for an equal number of Variable Rate Demand Preferred Shares ("VRDP Shares") of MYI (CUIP No. 09254E863). The Issuer's principal executive offices are located at 100 Bellevue Parkway, Wilmington, Delaware 19809.

## Item 2. Identity and Background
Name of person filing: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"In connection with the Reorganization of the Issuer into MYI, TDI exchanged its 1,536 VMTP Shares of the Issuer (CUSIP No. 09253R881) for an equal number of VRDP Shares of MYI (CUSIP No. 09254E863). As a result of the Reorganization, the Reporting Persons no longer own any VMTP Shares of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"As a result of the Reorganization, the Reporting Persons no longer own any VMTP Shares of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Original Schedule 13D, sections (d) and (e) are hereby amended and restated in its entirety as follows:

"(d) Not Applicable.

(e) On February 23, 2026, as a result of the Reorganization, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."
Other persons with the right to receive dividends or sale proceeds: Not Applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On February 23, 2026, as a result of the Reorganization, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

"The responses of the Reporting Persons in Item 3 and Item 4 hereof are incorporated herein by reference."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and inserting the following exhibits in their place:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Certificate for TD

99.3 Secretary's Certificate for TD GUS"

## Signatures
- TORONTO DOMINION INVESTMENTS LLC: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (02/27/2026)
- TORONTO DOMINION HOLDINGS (U.S.A.), INC.: /s/ Christina Petrou, Christina Petrou/Vice President & Chief Operating Officer (02/27/2026)
- TD GROUP US HOLDINGS LLC: /s/ Andre Ramos, Andre Ramos/Executive Vice President and Chief Financial Officer TD AMCB (02/27/2026)
- THE TORONTO-DOMINION BANK: /s/ Christina Petrou, Christina Petrou/Vice President (02/27/2026)